UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Parfield International Ltd.
File No. 005-83122 - CTR#3710

Parfield International Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (b)(3) to an amended Schedule 13E-3 filed on November 25, 2020 and Exhibit 99.2 to an amended Schedule 13D filed on May 12, 2023.

Based on representations by Parfield International Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (b)(3)	Schedule 13E-3
Exhibit 99.2	Schedule 13D

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance